            Filed by: CSX Transportation, Inc., Norfolk Southern Railway Company
                                               and Consolidated Rail Corporation
                                                            Pursuant to Rule 425
                                   under the Securities Act of 1933, as amended.

                                  Subject Company: Consolidated Rail Corporation
                     Commission File Nos.: 1-3359, 1-743, 1-3744, 1-4793, 1-5462


 WRITTEN MATERIALS USED TO SOLICIT TENDERS IN CONNECTION WITH THE EXCHANGE OFFER
              AND UNSECURED AND SECURED DEBT CONSENT SOLICITATIONS

CONTACT INFORMATION

LIABILITY MANAGEMENT                  BANKING DEPARTMENT: TRANSPORTATION          FIXED INCOME RESEARCH
--------------------                  ----------------------------------          ---------------------
SMorgan    x1-2219                    NWalsh                   x1-7656            DRunte       x1-1472
PSieb      x1-1864                    EGross                   x1-8193            CORPORATE TRADING
FCipollone x1-1941                                                                ---------------------
                                                                                  KLynyak      x1-1258
                                                                                  RCastellanos x1-1261


        $ 800,000,000                          $ 273,458,905
           Conrail                                 Conrail
          DEBENTURES                    SECURED DEBT (ETCs and PTCs)
              |                                       |
              |                                       |
          /      \                                    |
       58%       42%
       NSR       CSXT                              Consent
    Debenture  Debenture                         Solicitation


   CONRAIL DEBENTURES SUBJECT TO THE EXCHANGE OFFER AND CONSENT SOLICITATION
--------------------------------------------------------------------------------

                                      AGGREGATE
                                      PRINCIPAL      CONSIDERATION
CONRAIL DEBENTURES                    AMOUNT         PER PRINCIPAL AMOUNT
(ELIGIBLE FOR EXCHANGE)   CUSIP NO.   OUTSTANDING    OF CONRAIL DEBENTURES TENDERED FOR EXCHANGE
------------------------------------------------------------------------------------------------
                                                                                   Cash Payment
                                                     New Exchange Notes(1)          per $1,000
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
9 3/4% Debentures         209864AT4   $550,000,000   42% of New CSXT 9 3/4% Notes   $7.00
Due June 15, 2020                                    Due June 15, 2020
                                                     58% of New NSR 9 3/4% Notes
                                                     Due June 15, 2020
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
7 7/8% Debentures         209864AU1   $250,000,000   42% of New CSXT 7 7/8% Notes   $7.50
Due May 15, 2043                                     Due May 15, 2043
                                                     58% of New NSR 7 7/8% Notes
                                                     Due May 15, 2043
------------------------------------------------------------------------------------------------

----------

(1) Subject to treatment of fractional interests.

         CONRAIL SECURED DEBT (ETCS AND PTCS) CONSENT SOLICITATION ONLY
----------------------------------------------------------------------------------------------------------------------
                                                                                                      CONSENT FEE
                                                                                 AGGREGATE             PER $1,000
                                                                             PRINCIPAL AMOUNT       PRINCIPAL AMOUNT
             TITLE OF SERIES                            CUSIP NO.               OUTSTANDING            OUTSTANDING
-----------------------------------------------         ---------            ----------------       ----------------
9.80% 1988 ETC, Series A due October 15, 2004           209864AP2                 $3,654,000            $5.50
9.82% 1990 ETC, Series A due April 1, 2005              209864AR8                 $3,056,403            $5.00
8.65% 1991 ETC, Series A due October 1, 2008            209864AV9                $35,814,739            $5.50
7.07% 1992 ETC, Series A due April 1, 2005 (2)          209864BH9                $10,796,715            $5.50
7.22% 1992 ETC, Series A due April 1, 2007 (2)          209864BJ5                 $2,380,480            $6.00
7.28% 1992 ETC, Series A due April 1, 2008 (2)          209864BK2                 $9,429,120            $6.00
7.35% 1992 ETC, Series A due April 1, 2009 (2)          209864BL0                 $9,772,136            $6.00
7.42% 1992 ETC, Series A due April 1, 2010 (2)          209864BM8                 $2,523,918            $6.50
5.98% 1993 ETC, Series A due July 1, 2013               209864BN6                $34,247,375            $5.50
8.59% PTC, Series 1991-1 due May 29, 2005               209866AA0                 $8,376,700            $5.00
6.86% PTC, Series 1993-A2 due December 31, 2007         209937AB7                $42,395,442            $6.00
8.45% PTC, Series 1994-A due July 2, 2014               20986TAA0                $22,404,712            $6.00
6.76% PTC, Series 1995-A due May 25, 2015               20986NAA3                $64,180,217            $6.00
6.96% PTC, Series 1996-A due March 25, 2010             20986NAB1                $24,426,948            $5.50


                                             IMPORTANT DATES & INFORMATION
----------------------------------------------------------------------------------------------------------------------
                                            DEBENTURE EXCHANGE OFFER               ETC & PTC CONSENT SOLICITATION
----------------------------------------------------------------------------------------------------------------------
LAUNCH DATE:                                July 26th, 2004                        July 26th, 2004

INITIAL EXPIRATION DATE:                    August 23rd, 2004                      August 23rd, 2004

WITHDRAWAL/CONSENT REVOCATION:              Up to the Expiration Date as the       Up to August 23rd, 2004
                                            same may be extended

REQUISITE CONSENT                           More than 50% of the Debentures        More than 50% of each series (3)
                                            voting as single class

                                            SUMMARY RATINGS
----------------------------------------------------------------------------------------------------------------------
                                            MOODY'S                                STANDARD & POOR'S
----------------------------------------------------------------------------------------------------------------------
CONRAIL                                     Baa2 (Stable)                          BBB (negative)

CSX                                         Baa2 (negative)                        BBB (negative)

NORFOLK SOUTHERN                            Baa1 (Stable)                          BBB (stable)

----------

(2) These 1992 ETCs will vote together as a single class on the proposed amendments.


(3) For purposes of determining the Requisite Consents, the 7.07% 1992 ETCs due April 1, 2005, the 7.22% 1992 ETCs due April 1, 2007, the 7.28% 1992
      ETCs due April 1, 2008, the 7.35% 1992 ETCs due April 1, 2009 and the 7.42% 1992 ETCs due April 1, 2010 (together, the "1992 ETCs") shall be collectively treated as a single series of Certificates and, accordingly, will vote together as a single class.

================================================================================
INSTRUCTIONS TO SALES REPRESENTATIVES
--------------------------------------------------------------------------------

STEP 1: Contact all of your accounts. Do not limit your calling effort to the names provided from internal holding lists. These lists are imperfect and are often dated.

STEP 2: Ascertain whether your accounts hold any of the existing Conrail Debentures, ETCs or PTCs and ascertain the amount.

STEP 3: Confirm receipt of documents. All customers should carefully review the Prospectuses (for the Exchange Offer and Consent Solicitation of the Debentures) and/or the Consent Solicitation Statement (for the Consent Solicitation of the Secured debt). If customers have not received the document, they should call Innisfree, the Information Agent, at (212) 750-5833 or toll-free at (877) 456-3507.

STEP 4: Determine the custodian or nominee for each holding. Custodian names are necessary to track exchanges, as custodians (or registered holders) will actually submit the Letter of Transmittal. Beneficial owners should instruct their custodians to submit the appropriate documentation to Bank of New York, the Exchange Agent/Tabulation Agent for the transaction. Identification of custodian names is the only method of tracking sales credits.

STEP 5: Ascertain whether a holder intends to participate or not, and when he intends to do this. Holders of Conrail's unsecured Debentures do not benefit by waiting to the end to submit their order because they have withdrawal rights. By waiting until the expiration date, holders of Conrail's unsecured Debentures expose themselves to the risk of administrative error. Similarly holders of ETCs and PTCs have withdrawal rights up to August 23rd, 2004 and do not benefit from waiting until then. However, holders of Conrail's ETCs and PTCs do not have withdrawal rights after 5:00 p.m. on August 23rd, 2004, even if the consent solicitation expiration is extended.

                  Nevertheless, if holders decide to wait, obtain an indication. An indication suggests that a holder intends to participate but will fill out the forms at a later date.

STEP 6: If a holder rejects the offer, determine the reasons and ascertain what remedies, if any, may cure the rejection.

                  PLEASE COMPLETE STEPS 1-6 BY August 2nd, 2004
--------------------------------------------------------------------------------



================================================================================
FEEDBACK AND INFORMATION SHOULD BE SENT TO:

NAME                  TELEPHONE      EMAIL ADDRESS
--------------------------------------------------------------------------------
SIMON MORGAN          212-761-2219   simon.j.morgan@morganstanley.com

PATRICK SIEB          212-761-1864   patrick.sieb@morganstanley.com

FRANCESCO CIPOLLONE   212-761-1941   francesco.cipollone@morganstanley.com
--------------------------------------------------------------------------------

                       BACKGROUND AND PROPOSED TRANSACTION
--------------------------------------------------------------------------------

BACKGROUND

o    In 1997, CSX and Norfolk Southern jointly acquired Conrail, Inc.

     o The total acquisition cost was approximately $9.8 billion, of which CSX paid 42%, or approximately $4.1 billion, and Norfolk Southern paid 58%, or approximately $5.7 billion.

     o To reflect this apportionment, CSX and Norfolk Southern each held and still hold, 42% and 58%, respectively, of the economic interests in CRR Holdings, with CRR Holdings' voting interests apportioned 50% to CSX and 50% to Norfolk Southern.

o CSX and Norfolk Southern divided Conrail's railroad operating properties and related assets, generally, into three groups:

     o 1) the "NYC Allocated Assets" consisting of properties and other assets reserved for exclusive operation by CSXT;

     o 2) the "PRR Allocated Assets" consisting of properties and other assets reserved for exclusive operation by NSR; and

     o 3) the "Retained Assets" consisting of properties and other assets retained by Conrail and operated for the benefit of both CSX and Norfolk Southern, providing competitive rail service in certain areas of northern New Jersey, certain areas of southern New Jersey, Philadelphia and Detroit.

o In 1998, Conrail solicited the consent of the holders of its secured and unsecured debt obligations in order to, among other things, facilitate the reorganization of Conrail by the transfer of the NYC Allocated Assets to NYC, a wholly-owned subsidiary of Conrail, and the PRR Allocated Assets to PRR, a wholly-owned subsidiary of Conrail, as well as obtain the permission for NYC and PRR to lease or sublease such assets to CSXT and NSR, respectively.

     o This reorganization allowed CSX and NSC to realize certain operational benefits of their joint ownership of Conrail.

THE CONRAIL SPIN-OFF TRANSACTIONS

o Conrail now proposes to transfer Conrail's entire ownership interest in NYC and in PRR to CSXT and NSR, respectively.

o    As part of the Conrail Spin-Off Transactions,

     1) CSXT, NSR and Conrail are offering to exchange Conrail's Unsecured Debentures for the same aggregate principal amount of a combination of new debt securities of CSXT and NSR, in the ratio of approximately 42%/58%, and cash payments.

          - Except for the interest payable by Conrail on the closing date of the Exchange Offer and the resulting adjustment in the amount of interest to be paid on the first interest payment date following the issuance of these new debt securities, the new CSXT and NSR debt securities will have maturity dates, interest rates, and principal and interest payment dates identical to those of the respective series of Conrail's Unsecured Debentures for which they will be offered in exchange and together will aggregate to the same principal amounts outstanding as Conrail's existing Unsecured Debentures for which they are exchanged.

          - The new CSXT debt securities and the new NSR debt securities will initially be issued by NYC Newco, a wholly-owned subsidiary of CSXT, and PRR Newco, a wholly-owned subsidiary of NSR, respectively, and will be fully and unconditionally guaranteed by CSXT and NSR, respectively. As noted below, NYC Newco and PRR Newco will be merged into CSXT and NSR, respectively, as part of the Conrail Spin-Off Transactions, so these obligations will almost immediately become direct obligations of CSXT and NSR.

     2) Conrail is also soliciting consents to certain proposed amendments to the pass through trust agreements, equipment trust agreements, trust indentures and related lease agreements, security agreements, participation agreements and other agreements pursuant to which certain outstanding equipment trust certificates and pass through certificates of Conrail were issued.

          - Holders are being asked to consent to Proposed Amendments to the Existing Agreements to expressly permit, among other things, CSXT's and NSR's acquisition of direct ownership of the properties and other assets of NYC and PRR, respectively, and to effectuate the Conrail Spin-Off Transactions in a structure designed to support Conrail's obligations under the ETCs and PTCs with subleases to CSXT and NSR of railroad equipment which secures the payment of the ETCs and PTCs.

PURPOSE OF THE SPIN-OFF TRANSACTIONS

o The proposed transfer of NYC to CSXT and PRR to NSR would simplify the existing management structure of Conrail assets. Under the current corporate structure, CSXT and NSR directly operate and manage on a day-to-day basis the Conrail assets allocated to them pursuant to operating agreements, but their ownership of these properties is joint and indirect, through their joint ownership of Conrail.

o After the consummation of the Conrail Spin-Off Transactions, Conrail's unencumbered assets allocated to and currently operated by CSXT will be brought under CSX's direct ownership and control, and Conrail's unencumbered assets allocated to and currently operated by NSR will be brought under Norfolk Southern's direct ownership and control. As a result, both CSX and Norfolk Southern will benefit from:

     o increased independence over the management of the assets of NYC and PRR;

     o improved transparency of the financial reporting of CSX and Norfolk Southern by consolidation of the financial results of NYC and PRR into those of CSX and Norfolk Southern, respectively, thereby enhancing access to the capital markets;

     o elimination of the dependence of CSXT on NSR's consent and NSR on CSXT's consent for many decisions relating to CSXT's and NSR's respective management of the underlying assets of NYC and PRR;

     o improved incentives for new business innovations, long-term capital improvements and strategic dispositions and acquisitions of PRR and NYC properties and assets; and

     o reductions in potential conflicts associated with the indirect joint ownership of NYC's and PRR's assets, which arise because CSX and Norfolk Southern, as the joint owners of NYC and PRR, do not share a joint economic agenda regarding NYC and PRR due to their status as competitors.

               BASIC TERMS OF THE NEW NOTES FOR THE EXCHANGE OFFER
--------------------------------------------------------------------------------

BASIC TERMS OF THE NEW CSXT NOTES

The New CSXT Notes will consist of the New 9 3/4% CSXT Notes and the New 7 7/8% CSXT Notes.

The economic terms of the New 9 3/4% CSXT Notes will be substantially identical to the terms of the current Conrail 9 3/4% Debentures. Specifically, the New
9 3/4% CSXT Notes:

     - will have a maximum aggregate principal amount of $231 million, which is equal to 42% of the aggregate principal amount of the Conrail
          9 3/4% Debentures, subject to the treatment of fractional interests;

     -    will mature on June 15, 2020;

     -    will be dated as of the Closing Date; and

     - will accrue interest at 9 3/4% per year, payable in cash semi-annually in arrears on each of June 15 and December 15 of each year, beginning December 15, 2004.

The initial interest payment on December 15, 2004 will include interest accrued from the date of original issuance of the New 9 3/4% CSXT Notes, which will be the date this exchange offer and consent solicitation is consummated.

The economic terms of the New 7 7/8% CSXT Notes will be substantially identical to the terms of the Conrail 7 7/8% Debentures. Specifically, the New 7 7/8% CSXT
Notes:

     - will have a maximum aggregate principal amount of $105 million, which is equal to 42% of the aggregate principal amount of the Conrail
          7 7/8% Debentures, subject to the treatment of fractional interests;

     -    will mature on May 15, 2043;

     -    will be dated as of the Closing Date; and

     - will accrue interest at 7 7/8% per year, payable in cash semi-annually in arrears on each of May 15 and November 15 of each year, beginning November 15, 2004.

The initial interest payment on November 15, 2004 will include interest accrued from the date of original issuance of the New 7 7/8% CSXT Notes, which will be the date this exchange offer and consent solicitation is consummated.

RANKING

The New CSXT Notes will be senior unsecured obligations of NYC Newco and CSXT and will rank equally with all existing and future senior unsecured indebtedness of NYC Newco and CSXT, if any.

THE TEMPORARY GUARANTEE

The New CSXT Notes to be offered in the exchange offer by NYC Newco will be fully and unconditionally guaranteed by CSXT, a wholly owned subsidiary of CSX. The CSXT Guarantee will rank equally with all other existing and future senior unsecured obligations of CSXT, if any. In connection with the consummation of the Conrail Spin-Off Transactions, NYC Newco will be merged with and into CSXT, after which CSXT will become the primary obligor of the New CSXT Notes, and the guarantee will automatically terminate.

MARKET FOR THE NEW CSXT NOTES; LISTING

CSXT does not intend to apply for listing or quotation of the New CSXT Notes on any national securities exchange or market quotation system.

NO REDEMPTION

The New CSXT Notes will not be subject to redemption of any kind at any time prior to maturity.

COVENANTS

The New CSXT Indenture under which the New CSXT Notes will be issued will contain covenants that, among other things, limit the ability of NYC Newco, CSXT and their subsidiaries to incur liens on the stock or indebtedness of The Baltimore and Ohio Chicago Terminal Railroad Company, a wholly owned subsidiary of CSXT, or "BOCT," and limit the ability of CSXT to enter into some types of mergers and consolidations, in each case, other than in connection with the Conrail Spin-Off Transactions. The New CSXT Notes will not contain financial covenants. These covenants are substantially similar to those contained in the existing indentures of CSX governing CSX's unsecured debt securities.

BASIC TERMS OF THE NEW NSR NOTES

The New NSR Notes will consist of the New 9 3/4% NSR Notes and the New 7 7/8% NSR Notes.

The economic terms of the New 9 3/4% NSR Notes will be substantially identical to the terms of the current Conrail 9 3/4% Debentures. Specifically, the New
9 3/4% NSR Notes:

     - will have a maximum aggregate principal amount of $319 million, which is equal to 58% of the aggregate principal amount of the Conrail
          9 3/4% Debentures, subject to the treatment of fractional interests;

     -    will mature on June 15, 2020;

     -    will be dated as of the Closing Date; and

     - will accrue interest at 9 3/4% per year, payable in cash semi-annually in arrears on each of June 15 and December 15 of each year, beginning December 15, 2004.

The initial interest payment on December 15, 2004 will include interest accrued from the date of original issuance of the New 9 3/4% NSR Notes, which will be the date this exchange offer and consent solicitation is consummated.

The economic terms of the New 7 7/8% NSR Notes will be substantially identical to the terms of the Conrail 7 7/8% Debentures. Specifically, the New 7 7/8% NSR
Notes:

     - will have a maximum aggregate principal amount of $145 million, which is equal to 58% of the aggregate principal amount of the Conrail
          7 7/8% Debentures, subject to the treatment of fractional interests;

     -    will mature on May 15, 2043;

     -    will be dated as of the Closing Date; and

     - will accrue interest at 7 7/8% per year, payable in cash semi-annually in arrears on each of May 15 and November 15 of each year, beginning November 15, 2004.

The initial interest payment on November 15, 2004 will include interest accrued from the date of original issuance of the New 7 7/8% NSR Notes, which will be the date this exchange offer and consent solicitation is consummated.

RANKING

The New NSR Notes will be senior unsecured obligations of PRR Newco and NSR and will rank equally with all existing and future senior unsecured indebtedness of PRR Newco and NSR, if any.

THE TEMPORARY GUARANTEE

The New NSR Notes to be offered in the exchange offer by PRR Newco will be fully and unconditionally guaranteed by NSR, a wholly owned subsidiary of NSC. The NSR Guarantee will rank equally with all other existing and future senior unsecured obligations of NSR, if any. In connection with the consummation of the Conrail Spin-Off Transactions, PRR Newco will be merged with and into NSR, after which NSR will become the primary obligor of the New NSR Notes, and the guarantee will automatically terminate.

MARKET FOR THE NEW NSR NOTES; LISTING

NSR does not intend to apply for listing or quotation of the New NSR Notes on any national securities exchange or market quotation system.

NO REDEMPTION

The New NSR Notes will not be subject to redemption of any kind at any time prior to maturity.

COVENANTS

The New NSR Indenture under which the New NSR Notes will be issued will contain covenants that, among other things, limit the ability of PRR Newco, NSR and their subsidiaries to incur liens on the stock or indebtedness of The Alabama Great Southern Railroad Company, a wholly owned subsidiary of NSR, or "AGS," or engage in certain transactions involving funded debt, and limit the ability of PRR Newco and NSR to enter into some types of mergers and consolidations in each case, other than in connection with the Conrail Spin-Off Transactions. The New NSR Notes will not contain financial covenants. These covenants are substantially similar to those contained in the existing indentures of NSC governing NSC's unsecured debt securities.

CSX Corporation (CSX), based in Jacksonville, Fla., owns the largest rail network in the eastern United States. CSXT and its 34,000 employees provide rail transportation services over a 23,000 route-mile network in 23 states, the District of Columbia and two Canadian provinces. CSX also provides intermodal and global container terminal operations through other subsidiaries.

Norfolk Southern Corp. (NSC) through its NSR subsidiary operates 21,500 route miles in 22 states, the District of Columbia and Ontario, serving every major container port in the eastern United States and providing connections to western rail carriers. NSC operates an extensive intermodal network and is the nation's largest rail carrier of automotive parts and finished vehicles.

Conrail is a principal freight railroad in the Northeastern United States, and is indirectly owned 58% by NSC and 42% by CSX.

These written materials contain forward-looking statements which speak only as of the date they are made, and none of CSX, NSC, Conrail, or any of their respective subsidiaries undertakes any obligation to update or revise any forward-looking statement. If CSX, NSC or Conrail do update any forward-looking statement, no inference should be drawn that CSX, NSC or Conrail will make additional updates with respect to that statement or any other forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, and other factors which are, in some cases, beyond the control of CSX, NSC and Conrail and could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) success in implementing its financial and operational initiatives;
(ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; and (iv) the outcome of claims and litigation involving or affecting a company. Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements made by each of NSC and CSX are specified elsewhere in NSC's and CSX's respective documents filed with the SEC. Documents filed with the SEC by CSX and NSC are accessible on the SEC's website at www.sec.gov, CSX's website at www.csx.com and NSC's website at www.nscorp.com.

Registration statements relating to the new CSXT and NSR unsecured debt securities have been filed with the SEC and were declared effective on July 26, 2004. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Prospectus and unsecured consent solicitation statements and related exchange offer and secured debt consent solicitation materials will be mailed to holders of Conrail's unsecured debentures, equipment trust certificates and pass through trust certificates, as the case may be, in connection with the proposed exchange offer and unsecured and secured debt consent solicitations. These documents will contain important information about the proposed transaction and the proposed exchange offer and consent solicitations. INVESTORS AND HOLDERS OF CONRAIL'S UNSECURED DEBENTURES, EQUIPMENT TRUST CERTIFICATES AND PASS THROUGH TRUST CERTIFICATES, AS THE CASE MAY BE, ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and holders of Conrail's unsecured debentures will be able to obtain free copies of documents related to the exchange offer through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of any of these documents may be obtained from Conrail by directing a request to: Consolidated Rail Corporation, 2001 Market Street, Philadelphia, PA 19103, Attention: Corporate Secretary, (215) 209-5025. In addition to the registration statements and prospectuses, CSX and NSC file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public through the website maintained by the SEC at http://www.sec.gov. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, in connection with the exchange offer, may also be obtained from: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, phone number: (212) 750-5833.

                                       ###